Exhibit 99.1

G Medical Innovations Holdings Ltd Announces $12 Million Private Placement

TEL AVIV and NEW YORK, January 31, 2022 (GLOBE NEWSWIRE) — G Medical Innovations Holdings Ltd. (NASDAQ:GMVD) (the “Company”), a telehealth, medical device, and remote patient monitoring company providing clinical-grade solutions for consumers, medical professionals, and healthcare institutions, today announced it has entered into a securities purchase agreement with a single institutional investor to issue, in a private placement, 2,400,000 ordinary shares (or pre-funded warrants in lieu thereof) and warrants to purchase up to an aggregate of 2,400,000 ordinary shares, at a purchase price of $5.00 per ordinary share (or pre-funded warrant) and associated warrant, for expected gross proceeds to the Company of approximately $12 million, before deducting placement agent fees and other offering expenses payable by the Company. The warrants will have an exercise price of $5.00 per ordinary share, will be exercisable immediately upon issuance, and will have a term of five years from the date of issuance.

The closing of the private placement is expected to occur on or about February 2, 2022 subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the private placement for partial repayment of existing debt and working capital purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the private placement.

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and the securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Under an agreement with the investors, the Company agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) covering the resale of the ordinary shares to be issued to the investors (including the ordinary shares issuable upon the exercise of the warrants) no later than 15 days after the closing and to use commercially reasonable efforts to have the registration statement declared effective as promptly as practical thereafter, and in any event no later than 60 days in the event of a “full review” by the SEC.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About G Medical Innovations

G Medical Innovations Holdings Ltd. is an early commercial stage healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms.

The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical grade device that can transform almost any smartphone into a medical monitoring device enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (or ECG) data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (or IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical is using forward-looking statements when it discusses the closing of the private placement and the expected use of proceeds. Because such statements deal with future events and are based on G Medical’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical could differ materially from those described in or implied by the statements in this press release. The forward looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on June 28, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, the companies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. G Medical and McDade Products are not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACT:

G Medical Innovations

Kobi Ben-Efraim, CFO

+972 8-958-4777

service@gmedinnovations.com